# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRAZIL POTASH CORP., CIK 0001472326
CUSIP: 10586A1084
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 198 Davenport Road, Toronto, Ontario Canada (A6), M5R 1J2
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002053758

## Reporting persons
- CD Capital Asset Management Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 10,446,999; shared voting power 0; sole dispositive power 10,446,999; shared dispositive power 0; aggregate amount beneficially owned 10,446,999 (19.24% of the class)
- Carmel Daniele: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 11,437,124; shared voting power 0; sole dispositive power 11,437,124; shared dispositive power 0; aggregate amount beneficially owned 11,437,124 (21.08% of the class)

## Item 1. Issuer
Name of issuer: BRAZIL POTASH CORP.
Address of issuer's principal executive offices: 198 Davenport Road, Toronto, Ontario M5R 1J2 Canada

## Item 2. Person Filing
Name of person filing:
This statement is filed by CD Capital Asset Management Ltd, a United Kingdom limited company, which serves as the investment advisor to CD Capital Natural Resources BPC LP, a Cayman Islands exempted company ("CD CNR BPC"), with respect to the shares and stock options directly held by CD CNR BPC.

Carmel Daniele
Address of principal business office or, if none, residence:
The address of the principal business office for each Reporting Person:
105 Piccadilly
London, W1J 7NJ
United Kingdom
Citizenship:
CD Capital Asset Management Ltd is a United Kingdom limited company
Carmel Daniele is a United Kingdom citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is an investment advisor registered with the United Kingdom's Financial Conduct Authority.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.
Percent of class: As of March 31, 2026, 11,437,124 Common Shares represent 10,446,999 Common Shares held directly by CD CNR BPC, and 990,125 Common Shares held directly by Ms. Carmel Daniele. Ms. Daniele is the founder and Chief Investment Officer of CD CNR BPC, and, as such, Ms. Daniele has voting and investment power over the Common Shares beneficially held by CD CNR BPC. Ms. Daniele disclaims beneficial ownership of the Common Shares held by CD CNR BPC, except for any pecuniary interests therein.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CD Capital Asset Management Ltd: /s/ Carmel Daniele, Carmel Daniele, Director (04/29/2026)
- Carmel Daniele: /s/ Carmel Daniele, Carmel Daniele (04/29/2026)